Exhibit 99.2

TRUST INDENTURE

DATED AS OF THE 2nd DAY OF MAY, 2006

AMONG

VAULT ENERGY TRUST

AND

VAULT ENERGY INC.

AND

CANADIAN WESTERN TRUST COMPANY

PROVIDING FOR THE ISSUE OF DEBENTURES

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(continued)

- ii -

(continued)

- iii -

(continued)

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(continued)

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THIS INDENTURE made as of the 2nd day of May, 2006.

BETWEEN:

VAULT ENERGY TRUST, a trust formed under the laws of the Province of Alberta (hereinafter called the "Trust")

AND

VAULT ENERGY INC., a corporation formed under the laws of the Province of Alberta (hereinafter called the "VEI")

AND

CANADIAN WESTERN TRUST COMPANY, a trust company existing under the laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust wishes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

AND WHEREAS VEI is duly authorized to sign instruments on behalf of the Trust;

AND WHEREAS the Trust, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS all necessary steps in relation to the Trust have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder, when certified by the Debenture Trustee and issued as provided in this Indenture, legal, valid and binding on the Trust in accordance with the laws relating to the Trust;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a)	"Additional Debentures" means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(b)	"Administrator" means VEI, in its capacity as the administrator of the Trust;

(c)	"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces of Canada;

(d)	"Beneficial Holder" means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e)	"Borrowed Money" means, in respect of the Trust or any Subsidiary of the Trust, all of such Person's indebtedness, obligations and liabilities in respect of:

(i)	borrowed money;

(ii)	bonds, debentures, notes or other similar instruments;

(iii)	commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, including reimbursement obligations in respect thereof;

(iv)
swap, hedge or other arrangements, the purposes of which is to mitigate or eliminate exposures to fluctuations in prices of commodities, rates of exchange of one currency for another, interest rates and similar matters; and

(v)	guarantees, indemnities and other assurances in respect of any of the foregoing;

(f)	"Business Day" means a day which is not (i) a Saturday or Sunday or (ii) a day which is a civic or statutory holiday in the City of Calgary;

(g)
"Change of Control" means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding Units, or securities convertible into or carrying the right to acquire 66 2/3% or more of the outstanding Units;

(h)
"Conversion Price" means the dollar amount for which each Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(i)	"Co-transfer Agent" means BNY Trust Company of Canada, co-transfer agent in Toronto, Ontario for the Debenture Trustee's affiliate, Valiant Trust Company;

(j)
"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Trust and, acceptable to the Debenture Trustee, acting reasonably;

(k)
"Current Market Price" means the weighted average trading price per unit for Units for the 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Units are not listed thereon, on such stock exchange on which the Units are listed as may be selected for such purpose by the Trust, or if the Units are not listed on any stock exchange, then on the over-the-counter market, or if the Units are not listed or traded on any market, as determined in good faith for such purpose by the Trust). The weighted average price shall be determined by dividing the aggregate sale price of all Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Units so sold;

(l)	"Date of Conversion" has the meaning ascribed thereto in Section 6.4(b);

(m)
"Debentureholders" or "holders" means the Persons for the time being, entered in the register for Debentures as registered holders of Debentures payable to a named payee or any transferees of such Persons by endorsement or delivery;

(n)
"Debentures" means the debentures, notes or other evidences of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, including the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(o)
"Depository" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by the Trust pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each Person who is then a depository hereunder, and if at any time there is more than one such Person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series and, in the case of the Initial Debentures, the Depository shall initially be the Canadian Depository for Securities Limited ("CDS");

(p)
"Depository Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time, a Depository effects book entry for a Global Debenture deposited with the Depository;

(q)	"Event of Default" has the meaning ascribed thereto in Section 8.1;

(r)	"Extraordinary Resolution" has the meaning ascribed thereto in Section 12.12;

(s)
"Freely Tradeable" means, in respect of units of any class of any trust or shares of capital of any class of any corporation, units or shares, as the case may be, which (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and the issue of which does not constitute a "distribution" (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Laws; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control Person;

(t)	"Fully Registered Debentures" means Debentures registered as to both principal and interest;

(u)	"generally accepted accounting principles" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(v)
"Global Debenture" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(w)	"Government Obligations" means securities issued or guaranteed by the Government of Canada or any province thereof;

(x)
"Indenture", "this Indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(y)	"Initial Debentures" means the Debentures designated as 7.20% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(z)	"Interest Account" means an account established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) for the Debentures;

(aa)	"Interest Obligation" means the obligation of the Trust to pay interest on the Debentures, as and when the same becomes due;

(bb)	"Interest Payment Date" means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(cc)	"Legended Debentures" means Debentures bearing the U.S. Legend;

(dd)
"Maturity Account" means an account or accounts required to be established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(ee)	"Maturity Date" has the meaning ascribed thereto in Section 4.10(a);

(ff)	"Maturity Notice" has the meaning attributed thereto in Section 2.4(f);

(gg)	"Offer" has the meaning attributed thereto in Section 2.4(h)(i);

(hh)	"Offer Price" has the meaning attributed thereto in Section 2.4(h)(i);

(ii)
"Officer's Certificate" means a certificate of the Trust signed by any one authorized officer or director of the Administrator, on behalf of the Trust, in his or her capacity as an officer or director of the Administrator, and not in his or her personal capacity;

(jj)
"Periodic Offering" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption and conversion provisions, if any, with respect thereto, are to be determined by the Trust in connection with the issuance of such Debentures from time to time;

(kk)
"Person" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(ll)
"Publicly Traded Securities" means securities of a legal entity which are listed on any stock exchange and are entitled to share without limitation in a distribution of the assets of the legal entity upon any liquidation, dissolution or winding-up of the legal entity and includes any securities convertible or exchangeable into such securities;

(mm)	"Redemption Date" has the meaning attributed thereto in Section 4.3;

(nn)	"Redemption Notice" has the meaning attributed thereto in Section 4.3;

(oo)
"Redemption Price" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Units as provided for in Section 4.6;

(pp)	"Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(qq)	"Senior Creditor" means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(rr)
"Senior Indebtedness" means the principal and premium, if any, of and interest on and other amounts in respect of all indebtedness for Borrowed Money, of the Trust (whether outstanding at the date of this Indenture or thereafter created, incurred, assumed or guaranteed), which includes any indebtedness to trade creditors, other than indebtedness evidenced by debentures issued pursuant to the trust indenture dated the 27th day of April 2005 between the Trust, Vault Acquisition Inc. and the Debenture Trustee (the "2005 Indenture"), indebtedness evidenced by all of the Debentures and all other existing and future debentures and indebtedness of the Trust which, by the terms of the contract or instrument creating or evidencing the indebtedness, or pursuant to which the indebtedness is outstanding, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures;

(ss)
"Senior Security" means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(tt)
"Subsidiary" means any legal entity of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Trust, provided that the ownership of such Voting Shares confers the right to elect at least a majority of the board of directors of such legal entity and includes any legal entity in like relation to a Subsidiary; provided, however, that for the purpose of Sections 1.2 and 8.6 such term shall not include any legal entity which has Publicly Traded Securities;

(uu)	"Time of Expiry" has the meaning attributed thereto in Section 2.4(e);

(vv)	"Total Offer Price" has the meaning attributed thereto in Section 2.4(h)(i);

(ww)	"trading day" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(xx)
"Trust" means Vault Energy Trust and includes any successor to or of the Trust which shall have complied with the provisions of Article 11 and for greater certainty, the term "Trust" includes Vault Energy Inc., in its capacity as the administrator of the Trust;

(yy)
"Trust Indenture" means the trust indenture dated April 25, 2005, as amended and restated April 17, 2006, between Valiant Trust Company, as trustee of the Trust, and the settlor of the Trust, as may be amended, restated or supplemented from time to time;

(zz)	"trustee" means the trustee of the Trust for the time being and reference to action "by the trustee" means action by the trustee of the Trust;

(aaa)	"Trust's Auditors" or "Auditors of the Trust" means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(bbb)
"Units" means units in the Trust, as such units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Units" shall include the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, amalgamation, arrangement, reclassification, capital reorganization, consolidation, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction;

(ccc)	"Unit Redemption Right" has the meaning attributed thereto in Section 4.6(a);

(ddd)	"Unit Repayment Right" has the meaning attributed thereto in Section 4.10(a);

(eee)	"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(fff)	"U.S. Legend" has the meaning attributed thereto in Section 2.14;

(ggg)	"VEI" means Vault Energy Inc., in its own capacity;

(hhh)	"Voting Shares" means:

(i)	in respect of a corporation or limited liability company, shares of any class or equity ownership interests of such entity:

(A)	carrying voting rights in all circumstances; or

(B)	which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;

provided that subparagraph (B) above shall not include voting rights created solely by statute, such as those rights created pursuant to section 183(4) of the Business Corporations Act (Alberta) as in effect on the date hereof;

(ii)	in respect to a trust, trust units of the trust:

(A)	carrying voting rights in all circumstances; or

(B)	which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing; and

(iii)	in respect to a partnership, the partnership interests or partnership units:

(A)	carrying voting rights in all circumstances; or

(B)	which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;

(iii)	"Written Direction of the Trust" means an instrument in writing signed by any one officer or trustee of the Trust; and

(jjj)	"1933 Act" means the United States Securities Act of 1933, as amended.

1.2	Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Units, as the case may be, or the payment thereof shall have been set aside under Section 9.2, provided that:

(a)
Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)
when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)
for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of

Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Trust shall be disregarded except that:

(i)
for the purpose of determining whether the Debenture Trustee shall be protected in acting and relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned based solely on an Officer's Certificate detailing the particulars and registrations of any Debentures owned directly or indirectly, legally or equitably, by the Trust or any Subsidiary shall be so disregarded;

(ii)
Debentures so owned which have been pledged in good faith other than to the Trust or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or a Subsidiary of the Trust; and

(iii)	Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)
all references to Articles, Sections, Subsections, Paragraphs, Subparagraphs, Clauses and Schedules refer, unless otherwise specified, to articles, sections, subsections, paragraphs and clauses of and schedules to this Indenture; and

(c)
words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings Etc.

The division of this Indenture into Articles and Sections and other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule "A", be drawn up in the English language only.

1.10	Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.11	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the trustee and (to the extent provided in Sections 8.11 and 16.2) the holders of Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12	References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the

Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee of the Trust or a party to whom the trustee of the Trust has delegated the authority to perform such act (including, without limitation, the Administrator).

ARTICLE 2
THE DEBENTURES

2.1	Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)
any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c)	the date or dates on which the principal of the Debentures of the series is payable;

(d)
the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e)
the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f)
the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g)
the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i)	subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j)	any other events of default or covenants with respect to the Debentures of the series;

(k)	whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person;

(l)	the form and terms of the Debentures of the series;

(m)
if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o)	any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of the Administrator on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.  All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of the Administrator on behalf of the Trust, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of the Administrator on behalf of the Trust (as set forth in a resolution of the directors of the Administrator on behalf of the Trust or to the extent established pursuant to, rather than set forth in, a resolution of the directors of the Administrator on behalf of the Trust, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any stock exchange or securities regulatory authority or to conform to general usage, all as may be determined by the director or officer of the Administrator executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)
The first series of Debentures (the "Initial Debentures") authorized for issue immediately is limited to an aggregate principal amount of $50,000,000 with each Initial Debenture having a principal amount of $1,000 and shall be designated as "7.20% Convertible Unsecured Subordinated Debentures".

(b)
The Initial Debentures shall be dated as of May 2, 2006, shall mature on May 31, 2011 (subject to the earlier conversion or redemption of the Initial Debentures) and shall bear interest from the date of issuance at the rate of 7.20% per annum, payable in arrears in equal semi-annual payments on May 31 and November 30 in each year, with interest on amounts in default at the same rate, compounded semi-annually.  The November 30, 2006 payment will represent accrued interest for the period from May 2, 2006 up to but excluding November 30, 2006.

(c)
The Initial Debentures will be redeemable by the Trust in accordance with the terms of Article 4 (other than the provisions of Section 4.1(a) and Section 4.3(x)), provided that the Initial Debentures will not be redeemable on or prior to May 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to May 31, 2009 and on or prior to May 31, 2010, the Trust may, at its option, redeem the Initial Debentures in whole or in part from time to time by providing the Redemption Notice at a Redemption Price equal to $1,050 per Initial Debenture, and in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. After May 31, 2010 and prior to the Maturity Date for the Initial Debentures, the Trust may redeem the Initial Debentures in whole or in part from time to time on by providing the Redemption Notice at a Redemption Price equal to $1,025 per Initial Debenture and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest.  The Redemption

Notice for the Initial Debentures shall be substantially in the form of Schedule "B".  In connection with the redemption of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Initial Debentures to be redeemed either by paying cash or by issuing and delivering to the holders of such Initial Debentures, such number of Freely Tradeable Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price determined on the Redemption Date.  Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.  Should the Trust elect to exercise such option, it shall so specify in the Redemption Notice and provide details by giving notice to the applicable Debentureholder.

Notwithstanding any other provisions of this Indenture, if an Initial Debenture is surrendered for redemption on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Freely Tradeable Units in respect of the Initial Debenture so submitted for redemption shall not become the holder or holders of record of such Freely Tradeable Units until the Business Day following such Interest Payment Date.  For greater certainty, until such time as such Person or Persons become the holder or holders of record of such Freely Tradeable Units, the Person or Persons remain entitled to receive interest on the Interest Payment Date.

For greater certainty, the Initial Debentures will not be redeemable by a Debentureholder in accordance with the terms of Section 4.1(a) and the provisions of Section 4.3(x) shall not apply to the Initial Debentures.

(d)	The Initial Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e)
Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time when the register of the Debenture Trustee is open, prior to the close of business on the earlier of the Maturity Date and the last Business Day immediately preceding the date specified by the Trust for redemption of the Initial Debentures by providing the Redemption Notice (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 in respect of the Initial Debentures), to convert any part, which is $1,000 or an integral multiple thereof, of the principal amount of such Initial Debenture into Units at the Conversion Price in effect on the Date of Conversion.

The Conversion Price in effect on the date hereof for each Unit to be issued upon the conversion of Initial Debentures shall be equal to $10.50 such that approximately 95.2381 Units shall be issued for each $1,000 principal amount of Initial Debentures so converted.  No adjustment in the number of Units to be issued upon conversion will be made for distributions on Units issuable upon conversion or for interest accrued on the Initial Debentures which are surrendered for conversion; however, holders converting their Initial Debentures will receive all interest which has accrued to but excluding the Date of Conversion, which has not been paid, in cash.  The Conversion Price applicable to, and the Units, securities or other property receivable on the conversion of, the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Units until the Business Day following such Interest Payment Date.  For greater certainty, until such time as such Person or Persons become the holder or holders of record of such Units, the Person or Persons remain entitled to receive interest on the Interest Payment Date.

(f)
On maturity of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity, either by paying cash or by issuing and delivering to such holders of Initial Debentures Freely Tradeable Units at 95% of their Current Market Price pursuant to the provisions of Section 4.10.  Prior to maturity, the Trust shall deliver a maturity notice (the "Maturity Notice") to the Debenture Trustee and the holders of the Initial Debentures as contemplated in Section 4.10(b) and in the form of Schedule "C" and provide the necessary details.  Interest accrued and unpaid on the Initial Debentures on the Maturity Date will be paid to holders of Debentures in cash.

(g)
The Initial Debentures shall be issued as a Global Debenture. The Global Debenture shall be registered in the name of the Depository (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2.  The Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule "A", with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any stock exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Administrator on behalf of the Trust executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture.  Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of the Administrator on behalf of the Trust or as specified in an Officer's Certificate.  The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.  A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debenture or a nominee thereof as provided in Section 3.2.

(h)
Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section, the Trust shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i)
Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with an offer in writing (the "Offer") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest, if any, on such Initial Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the "Total Offer Price") which Offer shall, unless otherwise provided under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for payment to all Debentureholders who accept the Offer not later than the 30th day after the making of the Offer.

(ii)
If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right and obligation upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "90% Redemption Right").

(iii)
Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice, in the form provided by the Trust, to each Debentureholder that did not previously accept the Offer that:

(A)	the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)
each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)
the rights of such holder under the terms of the Initial Debentures and this Indenture cease to be effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv)
The Trust shall, on or before 11:00 a.m. (Calgary time), on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee through electronic transfer of funds (provided that the Debenture Trustee must have received confirmation of receipt of such funds on or before such time) or, where permitted by the Debenture Trustee, with a certified cheque or bank draft, for such amounts required under this subsection.  The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be.  Every such deposit shall be irrevocable.  From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Total Offer Price to which they are entitled on the Trust's purchase or redemption.

(v)
In the event that one or more of such Initial Debentures being purchased in accordance with this subsection becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi)
Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Trust has been caused to redeem in accordance with this subsection shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this subsection and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)
In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this subsection shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such monies may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such monies, together with any accumulated interest thereon, if any, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of six years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to six years after the date of expiry of the Offer.  For greater certainty, the Debenture Trustee shall in no event be required to expend or risk its own funds.

(viii)
Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this subsection shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(i)
The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(a) through (e) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5	Certification and Delivery of Additional Debentures

Subject to Section 7.14, the Trust may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Trust referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust.  The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Trust and procedures.  In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until it has been notified in writing that such documents have been superseded or revoked:

(a)	a certified resolution of the directors of the Administrator on behalf of the Trust authorizing the certification and delivery of the principal amount of such Debentures;

(b)	an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(c)
a Written Direction of the Trust requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i)
such Written Direction of the Trust may be delivered by the Trust to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii)
the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Trust or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust;

(iii)
the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Trust or pursuant to such procedures; and

(iv)
if provided for in such procedures, such Written Direction, of the Trust may authorize certification and delivery pursuant to oral or electronic instructions from the Trust which oral or electronic instructions shall be promptly confirmed in writing;

(d)
an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(e)
an Officer's Certificate certifying that the Trust is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those in Section 14.5) have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6	Issue of Global Debentures

(a)
The Trust may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name, of a Depository, or its nominee, designated by the Trust in the Written Direction of the Trust delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Trust shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii)	be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii)	bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.  This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture.  Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b)
Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Administrator, on behalf of the Trust, holding office at the time of signing.  A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be.  Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8	Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee.  Such certification on any Debenture shall be conclusive evidence as against the Trust that such Debenture so certified is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures or as to the performance by the Trust of its obligations under, this Indenture and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof.  The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Trust may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Trust may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Trust and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery, the costs of which shall be borne by the Trust, and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made.  Forthwith after the Trust shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same.  No charge shall be made by the Trust or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof.  All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed and in the absence of notice that such Debenture has been acquired by a bona fide purchaser, the Trust, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder.  The new or substituted Debenture may have endorsed upon if the fact that it is in replacement of a previous Debenture.  In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Trust and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion.  The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11	Concerning Interest

(a)
All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date;

(b)
Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. With respect to any series of Debentures, whenever interest is computed on a basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Debentures to Rank Pari Passu

The Debentures will be direct unsecured obligations of the Trust.  Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory or preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Trust.

2.13	Payments of Amounts Due on Maturity

Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner.  The Trust will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures.  Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Trust shall have transferred funds by electronic transfer of funds (provided the Debenture Trustee must have received confirmation of receipt of such funds on or before such time) for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted), provided the Trust may elect to satisfy this requirement with the consent of the Debenture

Trustee by delivery of a certified cheque or bank draft. The Debenture Trustee, on behalf of the Trust, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, less any tax required by law to be deducted, upon surrender of the Debenture at the principal office of the Debenture Trustee or at the office of the Co-transfer Agent in Toronto, Ontario.  The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14	U.S. Legend on the Debentures

(a)
The Debentures and the Units issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures issued and sold in the United States in reliance on Section 4(2) of the 1933 Act, as well as all Units issuable upon conversion thereof and all Debentures and Units issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "U.S. Legend 1"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER OF THESE SECURITIES (THE "ISSUER") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (C) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO THE FOREGOING CLAUSE (C), THE TRANSFEROR SHALL HAVE FURNISHED TO THE ISSUER A WRITTEN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF, AT ANY TIME THE ISSUER IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, THESE

SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY," MAY BE OBTAINED FROM THE ISSUER'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE ISSUER'S TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

provided, that if, at the time the Trust is a "foreign issuer" as defined in Regulation S under the 1933 Act, the Debentures or the Units issuable upon conversion thereof are being sold in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act, as referred to above, and in compliance with Canadian local laws and regulations, the U.S. Legend 1 may be removed by providing the transfer agent for such Debentures or Units issuable upon conversion thereof with such certificate and a duly executed declaration in a form satisfactory to such issuer and to the Trust's transfer agent; and provided further, that, if any of the Debentures or Units issuable upon conversion thereof are being sold pursuant to Rule 144(k) of the 1933 Act, the U.S. Legend 1 may be removed by delivery to the transfer agent for such securities of an opinion of counsel of recognized standing in form and substance satisfactory to the Trust, to the effect that the U.S. Legend 1 is no longer required under applicable requirements of the 1933 Act or state securities laws.

(b)
The Debentures and the Units issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Units issuable upon conversion thereof and all Debentures and Units issued in exchange for or in substitution of the foregoing securities, shall bear, unless otherwise directed by the Trust, the following legend (the "U.S. Legend 2" and together with U.S. Legend 1, the "U.S. Legend" or "U.S. Legends", as applicable):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT").  THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER OF THESE SECURITIES (THE "ISSUER") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER

THE U.S. SECURITIES ACT, IF AVAILABLE, (C) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE OFFER, SALE OR TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO THE FOREGOING CLAUSE (D), THE TRANSFEROR SHALL HAVE FURNISHED TO THE ISSUER A WRITTEN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.  IF, AT ANY TIME THE ISSUER IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, THESE SECURITIES ARE BEING SOLD IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, A NEW CERTIFICATE BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY," MAY BE OBTAINED FROM THE ISSUER'S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE ISSUER'S TRANSFER AGENT AND THE ISSUER, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

provided, that if, at the time the Trust is a "foreign issuer" as defined in Regulation S under the 1933 Act, the Debentures and Units issuable upon conversion thereof are being sold in compliance with the requirements of Rule 904 of Regulation S under the 1933 Act, as referred to above, and in compliance with Canadian local laws and regulations, the U.S. Legend 2 may be removed by providing the transfer agent for such securities with such certificate and a duly executed declaration in a form satisfactory to such issuer and to the Trust's transfer agent; and provided further, that, if any of the Debentures or Units issuable upon conversion thereof are being sold pursuant to Rule 144(k) of the 1933 Act, the U.S. Legend 2 may be removed by delivery to the transfer agent for such securities of an opinion of counsel of recognized standing in form and substance satisfactory to the Trust, to the effect that the U.S. Legend 2 is no longer required under applicable requirements of the 1933 Act or state securities laws.

(c)	Prior to the issuance of the Debentures, the Trust shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend 1 or the U.S. Legend 2.

2.15	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise specified in a resolution of the directors of the Administrator on behalf of the Trust, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a)
As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture) the Trust, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being able or required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Trust or the Debenture Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)
Notwithstanding Section 2.15(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Trust and the Depository otherwise agree. None of the Trust, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.16	Debentures Fully Paid and Non-Assessable

Debentures shall be issued only when fully paid in money or property (which may include a promissory note or promise to pay given by the allottee) or past service.  Once fully paid, the holders of the Debentures shall not thereafter be required to make any further contribution to the Trust with respect to such Debentures.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)
With respect to each series of Debentures issuable in whole or in part as Fully Registered Debentures, the Trust shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary, Alberta and at the office of the Co-Transfer Agent in Toronto, Ontario, if required by any stock exchange upon which the Debentures are then listed, or by and at such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint and at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)
No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in this Section by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2	Global Debentures

(a)
With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Trust shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary, Alberta and at the office of the Co-transfer Agent in Toronto, Ontario, if required by any stock exchange upon which the Debentures are then listed, or by and at such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint and at such other place or places, if any, as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)
Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the directors of the Administrator on behalf of the Trust, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i)
Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)
Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Trust has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debentures;

(iii)
Global Debentures may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv)
Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the

Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)	Global Debentures may be transferred if required by applicable law; or

(vi)	Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i)
the Trust and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder, of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii)
the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book entry transfers among the Depository Participants; and

(iv)
whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Debenture Trustee.

(d)
Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

(e)
Notwithstanding any other provision of this Indenture, Debentures issued to any person who was offered, or who bought, Debentures in the United States pursuant to Section 4(2) of, or Rule 144A under, the 1933 Act shall be certificated unless the terms of the series of Debentures provide otherwise. For greater certainty, this subsection shall also be applicable to any interim or temporary Debentures or interim certificates issued pursuant to Section 2.9 hereof.

3.3	Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee and any certificate representing such Debenture is surrendered to the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debenture, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4	No Notice of Trusts

Neither the Trust nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5	Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Trust, the Debenture Trustee or any Debentureholder.  Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Trust or by the Debenture Trustee, in writing, furnish the Trust or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6	Exchanges of Debentures

(a)
Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)
In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal office of the Debenture Trustee in Calgary, Alberta or at the office of the Co-transfer Agent in Toronto, Ontario and at such other place or places as may from time to time be designated by the Trust with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee or to Co-transfer Agent. The Trust shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)
Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7	Closing of Registers

(a)	Neither the Trust nor the Debenture Trustee nor any registrar shall be required to:

(i)
make transfers or exchanges of, or convert any, Fully Registered Debentures or Debentures represented by Global Certificates on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii)	make transfers or exchanges of, or convert any, Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii)	make exchanges of any Debentures which have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)
Subject to any restriction herein provided, the Trust, with the approval of the Debenture Trustee, may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary, Alberta, and transfer the registration of any Debentures registered thereon to another register (which may be, an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8	Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Debenture Trustee and the Trust) and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.  Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)
for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9	Ownership of Debentures

(a)
Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof, and the Trust and the Debenture Trustee will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction, and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)
The Trust shall not have any liability for: (i) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS (or any successor thereof) or the payments relating thereto; (ii) maintaining, supervising or reviewing any records relating to such Debentures or (iii) any advice or representation made by or with respect CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of its participants.  The rules governing CDS provide that it acts as the agent and depository for participants of CDS.  As a result, such participants must look solely to CDS and beneficial holders must look solely to participants of CDS for the payment of principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

(c)
If the Debentures are issued as Global Debentures, holders (i) may not have Debentures registered in their name; (ii) may not have physical certificates representing their interest in the Debentures; (iii) may not be able to sell the Debentures to institutions required by law to hold certificates for securities they own; and (iv) may be unable to pledge Debentures as security

(d)
The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium (if any) and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof and all Persons may act accordingly and the receipt of any such registered holder for any such, principal, premium or interest shall be a good discharge to the Trust and/or the Debenture Trustee for the same and neither the Trust nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(e)
Where Debentures are registered in more than one name, the principal, premium (if any) and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Trust.

(f)
In the case of the death of one or more joint holders of any Debenture the principal, premium (if any) and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Trust.

3.10	Non-Resident Ownership of Debentures

To monitor compliance with the requirement set out in the Trust Indenture that no more than one-half of the Units outstanding may be beneficially owned by non-residents of Canada or partnerships other than Canadian partnerships for purposes of the Income Tax Act (Canada), the Trust may direct the Debenture Trustee to make reasonable efforts to obtain declarations as to the jurisdictions in which beneficial owners of Debentures or members of partnerships beneficially entitled to Debentures are resident in such form as the Trust may require, together with such evidence of residence as the Trust considers necessary or desirable.  If the Trust becomes aware that the beneficial owners of one-half or more of the Units then outstanding, including Units issuable upon conversion, upon redemption or at maturity of the Debentures, are, or may be, non-residents or that such situation is imminent and the Trust is of the opinion that as a consequence of such ownership the Trust may be considered to be maintained primarily for the benefit of non-residents, the Debenture Trustee, upon receipt of a Written Direction of the Trust, may make a public announcement thereof and may refuse to accept a subscription for Debentures from or issue to or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident.  Further, upon receipt of a Written Direction of the Trust, the Debenture Trustee may refuse to allow the conversion of Debentures into Units and the Debenture Trustee and the Trust may not issue Units (in lieu of cash) upon redemption of the Debentures or at maturity unless the person to receive such Units provides a declaration that the person is not a non-resident.  If, notwithstanding the foregoing, the Trust determines that a majority of the Units are held by non-residents or that such a situation is imminent, the Debenture Trustee, upon receipt of a Written Direction of the Trust, may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of their Debentures or in such other manner as the Trust may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days.  If the Debentureholders receiving such notice have not sold the specified number of Debentures or provided the Trust and the Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee may, upon receipt of a Written Direction of the Trust on behalf of such Debentureholders, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures.  Upon such sale, the affected holders shall cease to be Debentureholders, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures.

3.11	Reliance by the Debenture Trustee

The Debenture Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, transfer or redemption of any Debentures.  Subject to complying with any legends thereon, the Debenture Trustee shall be entitled to process all proffered transfers of Debentures upon the presumption that such transfers are permissible pursuant to all applicable laws and regulatory requirements.  The Debenture Trustee may assume for the purposes of this Indenture that any address on the register of Debentureholders is the holder's actual address and is also determinative as to residency and that the address of any transferee, as shown on the transfer document, is determinative as to the transferee's residency.  The Debenture Trustee shall have no obligation to ensure that the legends appearing on the Debentures comply with regulatory requirements or securities laws of any applicable jurisdiction.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1	Applicability of Article

(a)
Subject to regulatory approval, the Debentureholder shall have the right at its option to cause the Trust to redeem, either in whole at any time or in part from time to time before the Maturity Date, either by payment of money, by issuance of Freely Tradeable Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable at such rate and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.  This Section 4.1(a) shall not apply to the Initial Debentures.

(b)
Subject to regulatory approval, the Trust shall have the right at its option to redeem, either in whole at any time or in part from time to time before the Maturity Date, either by payment of money, by issuance of Freely Tradeable Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable

(subject, however, to any applicable restriction on the redemption of Debentures of such series such as those contained in Section 2.4(c)) at such rate and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

(c)
Subject to regulatory approval, the Trust shall have the right at its option to repay, either in whole or in part, on the Maturity Date, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Units as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

4.2	Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of such Debentures are being redeemed by the payment of Freely Tradeable Units pursuant to Section 4.6, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder, subject to the approval of the Toronto Stock Exchange (for clarity, obtaining such approval shall be the responsibility of the Trust), as may be required from time to time.  Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only or for cash only.  In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3	Notice of Redemption

Notice of redemption (the "Redemption Notice") of any series of Debentures shall be given (x) in the case of a redemption contemplated by Section 4.1(a) by the debentureholder who wishes to have part or all of its Debentures redeemed, to the Trust in the manner provided in Section 13.1, and (y) in the case of a redemption contemplated by Section 4.1(b) by the Trust to the Debentureholders, in the manner provided in Section 13.2.  The date fixed for the redemption shall be a date identified in the Redemption Notice and shall be a date not more than 60 days nor less than 30 days after the date of the Redemption Notice (the "Redemption Date").  Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date.  In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)
in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Trust; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4	Debentures Due on Redemption Dates

Upon notice having been given as aforesaid, all the Debentures subject to the Redemption Notice shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date (less any taxes required to be deducted or withheld), on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the Maturity Date specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease.  If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5	Deposit of Redemption Monies or Units

Redemption of Debentures shall be provided for by the Trust depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Units, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, and the Trust shall satisfy this requirement by providing the Debenture Trustee with such funds through electronic transfer of funds or, where permitted by the Debenture Trustee, a certified cheque or bank draft on the Business Day immediately prior to the Redemption Date.  The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption.  Every such deposit shall be irrevocable.  From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal and interest (if any) to which they are respectively entitled on redemption.

4.6	Right to Repay Redemption Price in Units

(a)
Subject to the other provisions of this Section, the Trust may, at its option, in exchange for or in lieu of paying the Redemption Price in money, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Units on the Redemption Date (the "Unit Redemption Right").

(b)
The Trust shall exercise the Unit Redemption Right by written notice which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Redemption Date. The Redemption Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right.

(c)	The Trust's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)	the issuance of the Units on the exercise of the Unit Redemption Right shall be made in accordance with Applicable Securities Legislation and such Units shall be issued as Freely Tradeable Units;

(ii)	the listing of such additional Freely Tradeable Units on each stock exchange on which the Units are then listed;

(iii)	the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Units occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Units on the Redemption Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Trust shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder or the Debenture Trustee waives the conditions which are not satisfied.

(d)
In the event that the Trust duly exercises its Unit Redemption Right, the Trust shall on or before 11:00 a.m. (Calgary time) on the Redemption Date, deliver to the Debenture Trustee, for delivery to and on account of the holders, upon the due presentation and surrender of the Debentures, the Freely Tradeable Units to which such holders are entitled.

(e)
No fractional Freely Tradeable Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in preceding subsection, the cash equivalent thereof determined by the Trust on the basis of the Current Market Price of the Units on the Redemption Date (less any tax required to be deducted, if any). Upon request by the Debenture Trustee, the Trust shall provide, in writing to the Debenture Trustee, the price to be paid in respect of such fractional Units.

(f)
A holder shall be treated as the unitholder of record of the Freely Tradeable Units issued on due exercise by the Trust of its Unit Redemption Right effective at the opening of business on the day immediately following the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter to which a unitholder of record of such Freely Tradeable Units would be entitled, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Trust shall at all times reserve and keep available out of its authorized Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Redemption Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Freely Tradeable Units as shall be issuable in such event. All Freely Tradeable Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Units upon exercise of the Unit Redemption Right and shall cause to be listed and posted for trading such Units on each stock exchange on which the Units are then listed.

(i)
The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j)
If the Trust elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Units in accordance with this Section and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall cause to be sold, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Units issued by the Trust for this purpose, such number of Freely Tradeable Units that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k)
Each certificate representing Freely Tradeable Units issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Freely Tradeable Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in Schedule "E" hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144(k) under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l)	Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7	Failure to Surrender Debentures Called for Redemption

(i)
In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum or Units so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any money, or certificates for Units, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal or interest, if any, on

Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates for Units, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Trust, subject to any limitation period provided by the laws of Alberta.  Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds.  If the remaining funds are paid to the Trust prior to the expiry of six years after the Redemption Date, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Trust but prior to six years after the redemption.  For greater certainty, the Debenture Trustee shall in no event be required to expend or risk its own funds.

4.8	Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9	Purchase of Debentures by the Trust

Unless otherwise specifically provided with respect to a particular series of Debentures, the Trust may, if no Event of Default has occurred which is continuing, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price.  All Debentures so purchased may, at the option of the Trust, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures than the Trust is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Trust shall be selected by the Debenture Trustee on a pro rata basis or in such other manner consented to by the Toronto Stock Exchange, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price.  For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only.  The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10	Right to Repay Principal Amount in Units

(a)
Subject to the other provisions of this Section, the Trust may, at its option, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures outstanding at the maturity of such Debentures by issuing and delivering to holders on the maturity of such Debentures (the "Maturity Date") that number of Freely Tradeable Units obtained by dividing the principal amount of the Debentures by 95% of the then Current Market Price of the Units on the Maturity Date (the "Unit Repayment Right").

(b)
The Trust shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c)	The Trust's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i)	the issuance of the Units on the exercise of the Unit Repayment Right shall be made in accordance with Applicable Securities Legislation and such Units shall be issued as Freely Tradeable Units;

(ii)	the listing of such additional Freely Tradeable Units on each stock exchange on which the Units are then listed;

(iii)	the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Freely Tradeable Units occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)
the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Units on the Maturity Date; and

(vi)
the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Trust shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d)
In the event that the Trust duly exercises its Unit Repayment Right, the Trust shall on or before 11:00 a.m. (Calgary time) on the Maturity Date, deliver to the Debenture Trustee, for delivery to and on account of the holders, upon the due presentation and surrender of the Debentures, the Freely Tradeable Units to which such holders are entitled.  The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable.  From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled.  The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e)
No fractional Freely Tradeable Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in the preceding subsection, the cash equivalent thereof determined by the Trust on the basis of the Current Market Price of the Units on the Maturity Date (less any tax required to be deducted, if any). The Trust shall provide, in writing to the Debenture Trustee, the price to be paid in respect of such fractional Units.

(f)	A holder shall be treated as the unitholder of record of the Freely Tradeable Units issued on due exercise by the Trust of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)
The Trust shall at all times reserve and keep available out of its authorized Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Freely Tradeable Units as shall be issuable in such event. All Freely Tradeable Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)
The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Freely Tradeable Units on each stock exchange on which the Units are then listed.

(i)
The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j)
If the Trust elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Units in accordance with this Section and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall cause to be sold, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Units issued by the Trust for this purpose, such number of Freely Tradeable Units that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k)
Each certificate representing Freely Tradeable Units issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth therein; provided that if the Freely

Tradeable Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in Schedule "E" hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144(k) under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws.  Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1	Applicability of Article

The indebtedness, liabilities and obligations of the Trust hereunder (except as provided in Section 14.16) or under the Debentures, whether on account of principal, premium, interest or otherwise, but excluding the issuance of Units or other securities upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4 (collectively the "Debenture Liabilities"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article, to the full and final payment of all Senior Indebtedness of the Trust and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article.

5.2	Definition

For the purposes of this Article, the words "cash, property or securities" shall be deemed not to include (i) Units of the Trust as reorganized or readjusted, or (ii) securities of the Trust or of any person provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the extent provided in this Article, with respect to the Debentures to the payment of all Senior Indebtedness which may at the time be outstanding provided that the Senior Indebtedness are assumed by the new person, if any, resulting from any such reorganization or readjustment and provided further than the rights of the holders of the Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment.

5.3	Order of Payment

In the event of any dissolution, winding-up, liquidation, reorganization, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Trust or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust:

(a)	all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b)
any payment or distribution of assets of the Trust, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, as their interests may appear, to the extent necessary to pay in full all Senior Indebtedness (remaining unpaid) after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c)
the Senior Creditors or a receiver or a receiver-manager of the Trust or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Trust assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)
the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or other Trustee or any of them to any money or property of the Trust;

(v)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii)	the date of giving or failing to give notice to or making demand upon the Trust; or

(viii)	any other matter whatsoever.

5.4	Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of all Senior Indebtedness, the rights of the holders of the Debentures shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Trust in respect of and on account of the Senior Indebtedness, to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof, until the principal of and interest on and all other amounts owing hereunder or in relation to the Debentures shall be paid in full.  No such payments or distributions to the holders of the Debentures of cash, property or securities of the Trust which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of Debentures, be deemed to be a payment by the Trust to or on account of the holders of the Senior Indebtedness, it being understood that the provisions of this Article are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Indebtedness, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Trust or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.5	Obligation to Pay Not Impaired

Nothing contained in this Article or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Trust, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the holders of the Debentures and creditors of the Trust other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Indebtedness.

5.6	No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as provided in Section 5.9, all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of an event of default with respect to any Senior Indebtedness permitting a Senior Creditor to demand payment or accelerate the maturity thereof, and written notice of such event of default having been given by or on behalf of the holders of Senior Indebtedness to the Trust and the Debenture Trustee, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Trust with respect to the Debenture Liabilities and neither the Debenture Trustee nor the holders of Debentures shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts, realization of security or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.9), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid, until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

The fact that any payment hereunder is prohibited by this Section shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.7	Payment on Debentures Permitted

Nothing contained in this Article or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Trust to make, or prevent the Trust from making, at any time except as prohibited by Section 5.6, any payment of principal of or interest on the Debentures.  The fact that any such payment is prohibited by Section 5.6 shall not prevent the failure to make such payment from being an Event of Default hereunder.  Nothing contained in this Article or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.6, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.8	Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article and appoints the Debenture Trustee his attorney in-fact for any and all such purposes.  Upon request of the Trust, and upon being furnished an Officer's Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Trust and the Person or Persons named in such Officer's Certificate providing that such Person or Persons are entitled to all the rights and benefits of this Article as a Senior Creditor.  Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.9	Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article or any provision in this Indenture or in the Debentures contained, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Trust, any Debentureholder or any Senior Creditor.

5.10	Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.11	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.12	Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.13	Additional Indebtedness

Except as provided for in Section 7.14 hereof, this Indenture does not restrict the Trust from incurring additional indebtedness for Borrowed Money, including indebtedness that ranks senior to the Debentures or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.14	Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.15	Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.16	Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1	Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Units or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Units into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted.  Fractional interests in Units shall be adjusted for in the manner provided in Section 6.6.

6.2	Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Trust, not more than 60 days and not less than 30 days prior to, the date fixed for the Time of Expiry, in the manner provided in Section 13.2.

6.3	Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Trust is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Trust to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Trust's offer, respectively.

6.4	Manner of Exercise of Right to Convert

(a)
The holder of a Debenture desiring to convert such Debenture in whole or in part into Units shall surrender such Debenture to the Debenture Trustee at its principal office in Calgary, Alberta or at the office of the Co-transfer Agent in Toronto, Ontario, if a requirement of the exchange upon which the Debentures are then listed, together with a conversion notice substantially in the form attached hereto as Schedule "D" or any other written notice in a form satisfactory to, the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation on the Global Debenture of the principal amount thereof so converted and the Debenture Trustee is provided with all other documentation which it may request.  Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Trust as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trust shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof or in respect of fractional Units as provided in Section 6.6.

(b)
For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article or, in the case of a Global Debenture which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at its office specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Units is closed, the Person or Persons entitled to receive Units shall become the holder or holders of record of such Units as at the date on which such register is next reopened.

(c)
Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d)
Upon a holder of any Debenture exercising his or her right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee, in accordance with Section 6.4(a) the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Debenture Trustee shall make notations on the Global Debenture of the principal amount thereof so converted.  The expenses associated with such certification and delivery shall be borne by the Trust.

(e)
The holder of a Debenture surrendered for conversion in accordance with this Section shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Units issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Units pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Units.

Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Units until the Business Day following such Interest Payment Date.  For greater certainty, until such time as such Person or Persons become the holder or holders of record of such Units, the Person or Persons remain entitled to receive interest on the Interest Payment Date.

6.5	Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)
If and whenever at any time prior to the Time of Expiry the Trust shall (i) subdivide or redivide the outstanding Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Units into a smaller number of units, or (iii) issue Units to the holders of all or substantially all of the outstanding Units by way of a dividend or distribution (other than the issue of Units to holders of Units who have elected to receive dividends or distributions in the form of Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur.  Any such issue of Units by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Units under subsections (b) and (c) of this Section.

(b)
If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Units (or securities convertible into Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Units outstanding on such record date plus a number of Units equal to the quotient obtained by dividing the aggregate price of the total number of additional Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Unit, and of which the denominator shall be the total number of Units outstanding on such record date plus the total number of additional Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-

adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Units (or securities convertible into Units) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c)
If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Units of (i) units of any class other than Units and other than units distributed to holders of Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Units or securities convertible into Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Units outstanding on such record date multiplied by the Current Market Price per Unit on such record date, less the fair market value (as determined by the Trust, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Units outstanding on such record date multiplied by such Current Market Price per Unit.  Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if such units or rights, options or warrants or evidences of indebtedness or assets actually distributed, were included in such fraction as the case may be.  In clause (iv) of this subsection the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of unitholders.

(d)
If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Units or a capital reorganization of the Trust other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Trust or a similar transaction with or into any other Person or other entity; or a sale or conveyance of the property and assets of the Trust as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Trust, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Units then sought to be acquired by it, the number of Units, shares or other securities or property of the Trust or of the Person or other entity resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger or similar transaction, or to which such sale or conveyance may be made or which holders of Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Units, sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right.  If determined appropriate by the Trust, to give effect to or to evidence the provisions of this subsection, the Trust, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or such other similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter.  Any indenture entered into between the Trust and the Debenture Trustee pursuant to the provisions of this subsection shall be a supplemental indenture entered into pursuant to the provisions of Article 15.  Any indenture entered into between the Trust, any successor to the Trust or such purchasing Person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this subsection and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or other similar transactions or to a liquidation, dissolution or winding-up.

(e)
In any case in which this Section shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Trust may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Units issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holders right to receive such additional Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Units declared in favour of holders of record of Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this subsection, have become the holder of record of such additional Units pursuant to Section 6.4(b).

(f)
The adjustments provided for in this Section are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; and provided further however, that any adjustments which by reason of this subsection are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	For the purpose of calculating the number of Units outstanding, Units owned by or for the benefit of the Trust shall not be counted.

(h)
In the event of any question arising with respect to the adjustments provided in this Section, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Trust and reasonably acceptable to the Debenture Trustee (who may be the auditors of the Trust); such accountants shall have access to all necessary records of the Trust and such determination shall be binding upon the Trust, the Debenture Trustee, and the Debentureholders (subject to manifest error).

(i)
In case the Trust shall take any action affecting the Units other than action described in this Section, which in the opinion of the directors of the Administrator on behalf of the Trust, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of the Administrator on behalf of the Trust, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of the Administrator on behalf the Trust, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j)
Subject to any required prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k)	Except as stated above in this Section, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Units at less than the Current Market Price for such Units on the date of issuance or the then applicable Conversion Price.

6.6	No Requirement to Issue Fractional Units

The Trust shall not be required to issue fractional Units upon the conversion of Debentures pursuant to this Article.  If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted.  If any fractional interest in a Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Trust shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price.

6.7	Trust to Reserve Units

The Trust covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Units as shall then be issuable upon the conversion of all outstanding Debentures.  The Trust covenants with the Debenture Trustee that all Units which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.8	Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9	Certificate as to Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified in writing by a firm of nationally recognized chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust) and shall be conclusive and binding on all parties in interest. When so approved, the Trust shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Units, forthwith give notice to the Debentureholders in the manner provided in Section 13.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Trust has otherwise given notice under this Section covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section.

6.10	Notice of Special Matters

The Trust covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 13.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than the subdivision, redivision, reduction, combination or consolidation of its Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Trust shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given.  Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

6.11	Protection of Debenture Trustee

The Debenture Trustee:

(a)
shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or the kind or amount) of any Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c)
shall not be responsible for any failure of the Trust to make any cash payment or to issue, transfer or deliver Units, units or other securities certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12	U.S. Legend on Units

Each certificate representing Units issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee and the registrar and transfer agent for the Debentures as set forth in Schedule "E" hereto (or as the Trust may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws.  Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE TRUST

The Trust hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1	To Pay Principal and Interest

The Trust will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on, and all other amounts payable hereunder on, the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2	To Carry Out This Indenture

The Trust will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

7.3	To Pay Debenture Trustee's Remuneration

The Trust will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies, expenses, disbursements and advances which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies, expenses, disbursements and advances including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.4	To Give Notice of Default

The Trust shall notify the Debenture Trustee immediately upon obtaining knowledge of any default or Event of Default hereunder.

7.5	To Carry on Business

The Trust will maintain its property and cause each of its Subsidiaries to maintain its property and carry on its business in accordance with good business practices, will keep or cause to be kept proper books of account in relation to its properties and the properties and business of its Subsidiaries and, subject to the other provisions of this Indenture, will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, and will not consolidate or merge with any other person or transfer all or substantially all of its undertaking and property as an entirety or substantially as an entirety to any other person, except in compliance with the provisions of Section 6.5 and Article 10; provided, however, that, except as otherwise provided in Article 10, nothing herein contained shall prevent the Trust or any of its Subsidiaries from ceasing to own, maintain or operate any premises or property or, in the case of its Subsidiaries, such Subsidiary's business if, in the opinion of the directors of the Administrator on behalf of the Trust, it shall be advisable and in the best interests of the Trust.

7.6	Keeping of Books

The Trust will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Trust in accordance with generally accepted accounting principles.

7.7	Annual Certificate of Compliance

The Trust shall deliver to the Debenture Trustee annually within 90 days (or such longer period as the Debenture Trustee in its sole discretion may consent to) after the end of each fiscal year, an Officer's Certificate stating that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default hereunder or, if the Trust has not complied with all such requirements, giving particulars as to each non-compliance and the action, if any, the Trust proposes to take with respect thereto.

7.8	To Provide Financial Statements

The Trust will furnish to the Debenture Trustee a copy of all consolidated financial statements of the Trust, whether annual or interim and the report, if any, of the Trust's auditors thereon and all annual or periodic financial reports of the Trust, which are furnished to the holders of Units promptly upon the distribution thereof to the holders of Units.

Upon receipt of such financial statements or reports (as the case may be), the Debenture Trustee shall, while such statements or reports (as the case may be) are current, maintain custody of same and make same available for inspection by holders of Debentures upon their reasonable request.  No obligation shall rest with the Debenture Trustee to analyse such statements or reports (as the case may be) or evaluate the performance of the Trust as indicated therein, in any manner whatsoever.

7.9	Not to Extend Time for Payment of Interest or Principal

In order to prevent any accumulation of unpaid interest after maturity or of unpaid Debentures after maturity, the Trust will not directly or indirectly extend or assent to the extension of time for payment of any interest upon any Debentures or of any principal payable in respect thereof and it will not, directly or indirectly, be or become a party to or approve any such arrangement by purchasing or funding any interest on, or principal of, Debentures or in any other manner.

7.10	Debenture Trustee May Perform Covenants

If the Trust shall fail to perform any covenant on its part herein contained, the Debenture Trustee may in its discretion, but (subject to Sections 8.2 and 13.4) need not, notify the Debentureholders of such failure or itself may (but need not) perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so; and all sums so expended or advanced shall be repayable by the Trust in the manner provided in Section 7.3, but no such performance or payment shall be deemed to relieve the Trust from any default hereunder or from its continuing indebtedness hereunder.

7.11	Listing

The Trust shall use commercially reasonable efforts to ensure that the Units are listed and posted on the Toronto Stock Exchange, and maintain such listing and posting for trading of the Units on the Toronto Stock Exchange and to maintain the Trust's status as a "reporting issuer" not in default of the requirements of the securities legislation and regulations of each of the applicable provinces and territories of Canada.  The Trust shall use commercially reasonable efforts to have the Debentures listed and posted for trading on the Toronto Stock Exchange as soon as is reasonably practicable following the date of issuance thereof and to maintain such listing and posting thereafter.

7.12	No Distributions on Units if Event of Default

The Trust shall not, without the prior approval of the holders of Debentures:

(a)	declare or pay any distributions (other than distributions in Units) on any Units; or

(b)	call for redemption or purchase for cancellation or make any capital distribution with respect to any Units;

at any time after the happening of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.13	Taxation

The Trust shall make all payments of principal and interest (including interest on amounts in default) on the Debentures without withholding of or deduction for or on account of any present or future taxes imposed or levied by any taxing authority unless such taxes are required to be withheld or deducted by the Trust by law or by the interpretation or administration thereof, or upon demand of the taxing authority.  Whenever in this Indenture the Trust is obligated to make a payment in respect of which it is so required to withhold or deduct a sum in respect of taxes, the provision shall be read and construed so as to permit such deduction or withholding (whether or not explicitly stated in connected with the particular payment obligation).

The Trust shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law and shall provide the Debenture Trustee with full particulars thereof.

7.14	Issuance Test

The Trust shall not issue Additional Debentures or other debt instruments of equal ranking after the issuance of the Initial Debentures if the aggregate principal amount of all issued and outstanding Debentures and other debt instruments of equal ranking exceeds 25% of the total market capitalization of the Trust immediately after the issuance of such issued and outstanding Debentures or other debt instruments of equal ranking.  For the purposes of this Section, the total market capitalization of the Trust is defined as the total principal amount of all Additional Debentures and of other debt instruments issued by the Trust of equal ranking plus the amount obtained by multiplying the number of issued and outstanding Units by the Current Market Price of the Units as determined on the relevant day.

ARTICLE 8
DEFAULT

8.1	Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)	failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c)
failure to make an Offer (as defined in Section 2.4(h)) when required hereunder as a result of a "Change of Control" or failure to pay the Offer Price (as defined in Section 2.4(h)) when due and payable;

(d)
default in the observance or performance of any material covenant or condition of this Indenture by the Trust for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default;

(e)
if a decree or order of a court having jurisdiction is entered adjudging the Trust a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Trust, or appointing a receiver of, or of any substantial part of, the property of the

Trust or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(f)
if the Trust institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of all, or of any substantial part, of the property of the Trust or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(g)
if a resolution is passed for the winding-up or liquidation of the Trust except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 10.1 are duly observed and performed; or

(h)
if, after the date of this Indenture, any proceedings with respect to the Trust are taken with respect to a compromise or arrangement, with respect to creditors of the Trust generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Trust declare the principal of, premium (if any) and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Trust shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, premium (if any), accrued and unpaid interest and interest on amounts in default on such Debenture (and where such a declaration is based upon a voluntary winding-up or liquidation of the Trust, the premium, if any, on the Debentures outstanding which would have been payable upon the redemption thereof by the Trust on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures.  Such payment when made shall be deemed to have been made in discharge of the Trust's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section shall refer to Debentures of that particular series.

For the purposes of this Article, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section, then this Article shall apply mutatis mutandis to the Debentures of such series and references in this

Article to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

8.2	Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

Where notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee becomes aware the Event of Default has been cured.

8.3	Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)
the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)
the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4	Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Trust shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal and premium (if any) of and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto.  Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture.  In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5	No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request, funding and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6	Application of Monies by Debenture Trustee

(a)
Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Trust pursuant to the foregoing provisions of this Article, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i)
first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)
second, but subject as hereinafter in this Section provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium (if any) and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Trust or its assigns or as the Trust may direct;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Trust or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)
The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 14.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7	Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 13.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied.  After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8	Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, premium or interest required by this Article is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Debenture Trustee shall deem sufficient.

8.9	Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law, by equity or by statute.

8.10	Judgment Against the Trust

The Trust covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and the premium (if any) and the interest thereon and any other monies owing hereunder.

8.11	Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of the Administrator, any trustee of the Trust or holder of units of the Trust or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Trust contained herein or in the Debentures.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1	Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it.  All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the

Debenture Trustee and, if required by the Trust, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2	Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a)	the Trust shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b)
in respect of monies or Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Trust shall be entitled to direct the Debenture Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Units, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3	Repayment of Unclaimed Monies or Units

Subject to applicable law, any monies or Units, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Trust by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Units, if applicable, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the monies or Units, if applicable, from the Trust subject to any limitation provided by the laws of the Province of Alberta.  Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank, in an amount equal to or in excess of the amount of the remaining funds.  If the remaining funds are paid to the Trust prior to the expiry of six years after such setting aside, the Trust shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Trust but prior to six years after such setting aside.  For greater certainty, the Debenture Trustee shall in no event be required to expend or risk its own funds.

9.4	Discharge

The Debenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification and limitation of liability of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal of and premium (if any) and interest (including interest on amounts in default, if any) on, all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder (including the fees and expenses of the Debenture Trustee) have been paid or provided for in accordance with the provisions hereof.

9.5	Satisfaction

(a)
The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)
the Trust has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium (if any) and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	the Trust has deposited or caused to be deposited with the Debenture Trustee as property in trust for the purpose of making payment on such Debentures:

(A)
if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Units, if applicable; or

(B)
if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the

Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Units, if applicable;

as will, together with the income to accrue thereon and, reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)
the Trust has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv)
the Trust has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and premium and interest, if any, on the Debentures being satisfied.

(b)
Upon the satisfaction of the conditions set forth in Section 9.5(a) with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2, Article 3, Article 4, Article 6, Section 7.4 (except as otherwise provided by Article 10) and Section 8.4 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Trust.

(c)	Any funds or obligations deposited with the Debenture Trustee pursuant to this Section shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)
If the Debenture Trustee is unable to apply any money or securities in accordance with this Section by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section until such time as the

Debenture Trustee is permitted to apply all such money or securities in accordance with this Section, provided that if the Trust has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6	Continuance of Rights, Duties and Obligations

(a)
Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 3, Article 4, Article 6, Section 7.4 (except as otherwise provided by Article 10) and Section 8.4 and the provisions of Article 1 pertaining to the foregoing provisions, as may be applicable.

(b)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of a series of Debentures (the "Defeased Debentures"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Units or other securities of the Trust in accordance with Subsection 2.4(e) (in respect of the Initial Debentures or the comparable provisions of any other series of Debentures), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Trust return to the Trust from time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)
In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Trust is required to make an Offer to purchase any outstanding Debentures pursuant to Subsection 2.4(h) in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Trust shall be entitled to use any trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Trust the Total Offer Price payable to such holders in respect of such Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction from the Trust, the Debenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer of the Trust (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
SUCCESSORS

10.1	Restrictions on Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 11, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, liquidation, transfer, sale, lease or otherwise, unless:

(a)
prior to or contemporaneously with the consummation of such transaction, the Trust and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Trust under this Indenture in respect of the Debentures;

(ii)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii)	in the case of a successor organized otherwise than under the laws of the Province of Alberta, such successor shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b)
such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder;

(c)
no condition or event shall exist as to the Trust (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, interest and other monies due or which may become due hereunder, which constitutes or would, with the giving of notice or the lapse of time or both, constitute an Event of Default hereunder; and

(d)	such Successor is a trust formed or a corporation incorporated under the laws of Canada or one of its provinces and is resident in Canada for purposes of the Income Tax Act (Canada).

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 shall have been duly observed and performed, upon the Debenture Trustee and the Successor duly executing and delivering a supplemental indenture in form and substance satisfactory to Counsel: (a) the Successor shall possess and from time to time may exercise each and every right and power of the Trust under this Indenture in the name of the Trust or otherwise and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Administrator on behalf of the Trust or the trustee of the Trust may be done and performed with like force and effect by the directors, trustee or officers of such Successor; and (b) the Trust shall be released and discharged from liability under this Indenture and the Debenture Trustee may execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 11
COMPULSORY ACQUISITION

11.1	Definitions

The following definitions apply only to this Article 11:

(a)	"Affiliate" and "Associate" shall have their respective meanings set forth in the Securities Act (Alberta);

(b)
"Dissenting Debentureholders" means a Debentureholder who does not accept an Offer referred to in Section 11.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)
"Offer" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d)	"offer to acquire" includes an acceptance of an offer to sell;

(e)	"Offeror" means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)	"Offeror's Notice" means the notice described in Section 11.3; and

(g)
"Offeror's Debentures" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

11.2	Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)
within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 11.3 and 11.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

11.3	Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 11.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer; and

(c)
Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice.

11.4	Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 11.3 shall, within 21 days after the sending of the Offeror's Notice, send Debentures to the Debenture Trustee duly endorsed for transfer.

11.5	Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 11.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other Person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting

Debentureholders pursuant to Section 11.2.  The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

11.6	Consideration to be held in Trust

The Debenture Trustee, or the Person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 11.5.  The Debenture Trustee, or such Persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

11.7	Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 11.3, the Debenture Trustee, if the Offeror has complied with Section 11.5, shall:

(a)
do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion, relying on Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)	send to each Dissenting Debentureholder who has complied with Section 11.4 the consideration to which such Dissenting Debentureholder is entitled under this Article; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 11.4 a notice stating that:

(i)	his or her Debentures have been transferred to the Offeror;

(ii)	the Debenture Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and

(iii)
the Debenture Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other Person may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

11.8	Communication of Offer to Trust

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Trust.

ARTICLE 12
MEETINGS OF DEBENTUREHOLDERS

12.1	Right to Convene Meeting

The Debenture Trustee or the Trust may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Trust or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders.  In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting.  Every such meeting shall be held in Calgary, Alberta or at such other place as may be approved or determined by the Debenture Trustee.

12.2	Notice of Meetings

(a)
At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 13.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it, and to the Trust, unless the meeting has been called by it.  Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.  The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting.  A holder may waive notice of a meeting either before or after the meeting.

(b)
If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 12.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 12.2(c) and (d)), then:

(i)
a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "Serial Meeting"; and

(ii)
the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 12.15 unless in addition to compliance with the other provisions of this Article:

(A)
at such Serial Meeting: (1) there are Debentureholders present in Person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article as to quorum at adjourned meetings; and (2) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66⅔%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B)
in the case of action taken or power exercised by instrument in writing under Section 12.15, such instrument is signed in one or more counterparts by the holders of not less than 66⅔% in principal amount of the Debentures of such series then outstanding.

(c)
Subject to Section 12.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 12.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Trust for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 12.2 or Sections 12.4, 12.12 and 12.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

12.3	Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

12.4	Quorum

Subject to the provisions of Section 12.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series.  If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting.  At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 12.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series.  Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.  No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

12.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

12.6	Show of Hands

Every question submitted to a meeting shall, subject to Section 12.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided.  At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.  The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

12.7	Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner either at once or after an adjournment as the chairman shall direct.  Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

12.8	Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote.  On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder.  In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting.  Any fractional amounts resulting from such conversion shall be rounded to the nearest $100.  A proxy need not be a Debentureholder.  In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

12.9	Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative.  The Trust (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)
the voting by proxy by Debentureholders and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(b)
the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic means before the meeting to the Trust or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so, deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted.  The Debenture Trustee may dispense with any such deposit and permit Debentureholders to make proof of ownership in such other manner, if any, as the Debenture Trustee may approve.  Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

12.10	Persons Entitled to Attend Meetings

The Trust and the Debenture Trustee, by their respective officers, employees, directors, the Administrator, and trustee, the Auditors of the Trust and the legal advisers of the Trust, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

12.11	Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall, subject to prior Toronto Stock Exchange approval, if required, have the following powers exercisable from time to time by Extraordinary Resolution:

(a)
power to authorize the Debenture Trustee to grant extensions of time for payment of any principal or interest on the Debentures, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

(b)
power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee (with the prior written consent of the Debenture Trustee) against the Trust, or against its property or assets or any part thereof, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)	subject to obtaining all required regulatory approvals (including stock exchange approvals), power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Trust and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)
power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 10.1 shall have been complied with;

(e)
power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f)
power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)
power, subject to Section 8.5, to restrain any Debentureholder from taking or instituting any suit, action or proceeding; for the purpose of enforcing payment of the principal or interest on the Debentures, or for the execution of any trust or power hereunder, or for the appointment of a liquidator, receiver or trustee-in-bankruptcy, or to have the Trust wound up, and to require any holder of any Debenture to waive any default or defaults by the Trust hereunder or upon which any action or proceeding is founded;

(h)
power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)
power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j)
power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee and the Debenture Trustee.  Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders.  Every such committee may elect, from its members, its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally.  Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum.  All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders.  Neither the committee nor any member thereof nor the Debenture Trustee shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)
power to authorize the Debenture Trustee or any other person or persons to bid at any sale of the Trust's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Debentureholders outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal of and interest on Debentures then outstanding before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolution of the Debentureholders and, subject to such terms and conditions, to dispose of such cash, units, bonds, debentures or other securities or obligations pursuant to the provisions of Section 12.11(n), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge and cede and transfer the property and assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed, with interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien or charge upon the property and assets so purchased for the amounts so advanced and interest thereon) and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the Debentureholders may by such Extraordinary Resolution direct;

(l)
power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee, provided that no such removal shall be effective unless and until a new Debenture Trustee shall have become bound by this Indenture;

(m)
power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of the Trust or of any other Person formed or to be formed;

(n)	power to authorize the distribution of any shares or securities received pursuant to a transaction authorized under the provisions of Section 12.11(k) and 12.11(m); and

(o)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 12.11(j).

Notwithstanding the foregoing provisions of this Section, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

12.12	Meaning of "Extraordinary Resolution"

(a)
The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66⅔% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66⅔% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)
If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 13.2.  Such notice may be given prior to the convening of the original meeting, in anticipation of no quorum being present thereat, in which event it shall state that it is to have effect only if the original meeting is adjourned for lack of a quorum.  Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum.  At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66⅔% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66⅔% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

12.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

12.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

12.15	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66⅔% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66⅔% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

12.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 12.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

12.17	Evidence of Rights Of Debentureholders

(a)
Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b)	The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

12.18	Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 12.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series.  Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 13
NOTICES

13.1	Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: 2100, 635 - 8th Avenue S.W., Calgary, Alberta, T2P 0M3, Attention: Robert Jepson, President and Chief Executive Officer of Vault Energy Inc., or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been received on the fifth day following the mailing thereof.  The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

13.2	Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been received on the fifth day following the day of mailing.  Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the cities of Calgary, Alberta and Toronto, Ontario, each such publication to be made in The Globe and Mail or other newspaper of national circulation.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

13.3	Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee c/o Valiant Trust Company, at 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention:  Manager, Corporate Trust, or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.  The Debenture Trustee may from time to time notify the Trust in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Debenture Trustee for all purposes of this Indenture.

13.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.1 or Section 13.3, as the case may be, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.1 or Section 13.3, as the case may be.

ARTICLE 14
CONCERNING THE DEBENTURE TRUSTEE

14.1	No Conflict of Interest

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected, in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 14.2.  Notwithstanding the foregoing, the parties hereto acknowledge that the Debenture Trustee may also act, from time to time, as trustee for certain Senior Indebtedness of the Trust in addition to acting as Debenture Trustee of the Debentures.

14.2	Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all, further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient.  If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists.  In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new debenture trustee unless a new debenture trustee has already been appointed by the Debentureholders. Failing such appointment by the Trust, the retiring debenture trustee or any Debentureholder may apply to a Justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct at the Trust's expense, for the appointment of a new debenture trustee but any new debenture trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new debenture trustee shall be effective only upon such new debenture trustee becoming bound by this Indenture.  Any new debenture trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Province of Alberta and such other jurisdictions as may be necessary to carry out the duties and obligations of the Debenture Trustee hereunder.  On any new appointment the new debenture trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any, merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act.  Nevertheless, upon the written request of the successor debenture trustee or of the Trust, the debenture trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor debenture trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor debenture trustee so appointed in its place.  Should any deed, conveyance or instrument in writing from the Trust be required by any new debenture trustee for more fully and certainly vesting, in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new debenture trustee, be made, executed, acknowledged and delivered by the Trust.

14.3	Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

14.4	Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 14.5, if applicable, and with any other applicable requirements of this Indenture.  The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.  Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

14.5	Evidence and Authority to Debenture Trustee, Opinions, etc.

The Trust shall furnish to the Debenture, Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a)
a certificate made by any one officer or director of the Administrator on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b)
in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c)
in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Trust whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Trust or the Administrator it shall be in the form of a statutory declaration.  Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance.  The Trust shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

14.6	Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer's Certificate.

14.7	Experts, Advisers and Agents

The Debenture Trustee may:

(a)
employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Trust, or otherwise, and shall not be liable for acting and relying, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b)
employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the proper determination and discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or, consulted by the Debenture Trustee may, but need not be, solicitors for the Trust; and

(c)
utilize the services of an affiliate of the Debenture Trustee for the purposes of performing its obligations under this Indenture, including without limitation the performance of any transfer agent and registrar functions with respect to the Debentures.

14.8	Debenture Trustee May Deal in Debentures

Subject to Sections 14.1 and 14.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

14.9	Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, a trustee is authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected by the Trust to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the written direction of the Trust given in a reasonably timely manner.  Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Trust all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

The Debenture Trustee may retain any cash balance held in connection with the Indenture, and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates; but the Debenture Trustee and its Affiliate shall not be liable to account for any profit to the Trust or any other person or entity other than at a rate, if any, established from time to time by the Debenture Trustee or its Affiliates.

For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the Business Corporations Act (Alberta), and "Authorized Investment" means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Debenture Trustee).

Unless herein otherwise expressly provided, any of the funds held by the Debenture Trustee may be deposited in a trust account in the name of the Debenture Trustee (which may be held with the Debenture Trustee or an Affiliate or related party of the Debenture Trustee), which account shall be non-interest bearing.  Upon the written direction of the Trust, the Debenture Trustee shall invest in its name such funds in Authorized Investments in accordance with such direction.  Any direction by the Trust to the Debenture Trustee as to the investment of the funds shall be in writing and shall be provided to the Debenture Trustee no later than 9:00 a.m. on the day on which the investment is to be made.  Any such direction received by the Debenture Trustee after 9:00 a.m. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. on the next Business Day.

14.10	Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 14.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 12, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

14.11	Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

14.12	Debenture Trustee Not Bound to Act on Trust's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the Administrator until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

14.13	Debenture Trustee Not Appointed Receiver

The Debenture Trustee and any person related to the Debenture Trustee will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Trust.

14.14	Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

14.15	Authority to Carry on Business

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 14.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 14.2.

14.16	Compensation and Indemnity

(a)
The Trust shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all expenses, disbursements and advances reasonably incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including documented fees and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b)
The Trust hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers, employees, agents and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful default or bad faith of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate counsel and the Trust shall pay the reasonable fees and expenses of such Counsel.  The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld.  This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c)
The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence, bad faith or wilful misconduct or breach of this Agreement by the Debenture Trustee as a result of negligence, bad faith or wilful misconduct.

14.17	Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1	Supplemental Indentures

Subject to the approval of the Toronto Stock Exchange, from time to time the Debenture Trustee and, when authorized by a resolution of the directors of the Administrator on behalf of the Trust, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the issuance of Additional Debentures under this Indenture;

(b)
adding to the covenants of the Trust herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c)
making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d)	evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e)	giving effect to any Extraordinary Resolution passed as provided in Article 12; and

(f)
for any other purpose not inconsistent with the terms of this Indenture provided that, in the opinion of the Debenture Trustee (relying on an opinion of Counsel), supplemental deeds or indentures will not be prejudicial to the interests of the Debentureholders.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture.  The Trust and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders.  Further, the Trust and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Trust provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights, of the Debentureholders are in no way prejudiced thereby.

15.2	Regulatory Approvals

Notwithstanding anything to the contrary in this Indenture, so long as the Debentures are listed and posted for trading on the Toronto Stock Exchange, no indentures supplemental hereto or amendment to the terms of this Indenture may be made without the consent of the Toronto Stock Exchange where the rules of the Toronto Stock Exchange require such consent.

ARTICLE 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

16.2	Contracts of the Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Administrator in its capacity as such or any of the holders of Units such that any recourse against the Trust, the trustee of the Trust or the Administrator in its capacity as such or any holder of Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

16.3	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date as appeared on the first page of this Indenture irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

VAULT ENERGY TRUST, by its administrator, VAULT ACQUISITION INC.		VAULT ENERGY INC.

By:	(signed) "Greg Fisher"	By:	(signed) "Greg Fisher"
	Greg Fisher, Vice President, Finance and Chief Financial Officer		Greg Fisher, Vice President, Finance and Chief Financial Officer

CANADIAN WESTERN TRUST COMPANY

By:	(signed) "J.B. (Bernie) Ward"
Name: J.B. (Bernie) Ward
Title: Director Corporate and Group Services

By:	(signed) "Thaidra Walsh"
Name: Thaidra Walsh
Title: Director, Business Development
Canadian Western Trust

SCHEDULE "A"

TO THE TRUST INDENTURE AMONG

VAULT ENERGY TRUST

AND

VAULT ENERGY INC.

AND

CANADIAN WESTERN TRUST COMPANY

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof.  This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture.  Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO., has an interest herein.

CUSIP 92241AAB9
ISIN CA92241AAB94

No. •                                                                                                                                                                                                                                                                                                                                                        $•

VAULT ENERGY TRUST

(A trust governed by the laws of Alberta)

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE MAY 31, 2011

VAULT ENERGY TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "Indenture") dated as of May 2, 2006 among the Trust, Vault Energy Inc. and Canadian Western Trust Company (the "Debenture Trustee"), promises to pay to the registered holder hereof on May 31, 2011 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • ($•) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or at the office of BNY Trust Company of Canada, the co-transfer agent of the Debenture Trustee's affiliate, Valiant Trust Company (the "Co-transfer Agent"), in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date on which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.20% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on May 31 and November 30 in each year.  Should the Trust at any time default in the payment of any principal or interest, the Trust will pay interest on the amount in default at the same rate, in like money and on the same dates.   For greater certainty, the first interest payment will include interest accrued from May 2, 2006 up to but excluding, November 30, 2006, which will be equal to $41.82 for each $1,000 principal amount of Initial Debenture (as defined below).

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of a cheque or electronic transfer of funds, as the case may be, for such interest shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Debenture.

This Debenture is one of the 7.20% Convertible Unsecured Subordinated Debentures (referred to herein as the "Initial Debenture") of the Trust issued or issuable in one or more series under the provisions of the Indenture.  The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $50,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or at the office of the Co-transfer Agent in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Units (without adjustment for interest accrued hereon or for dividends or distributions on Units issuable upon conversion) at a conversion price of $10.50 (the "Conversion Price") per Unit, being a rate of approximately 95.2381 Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture.  No Debentures may be converted during the five Business Days preceding and including May 31 and November 30 in each year, as the registrars of the Debenture Trustee will be closed during such periods.  The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified.  No adjustment in the number of Units to be issued upon conversion will be made for distributions or dividends on Units issuable upon conversion or for interest accrued on the Initial Debentures.  No fractional Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.  Holders converting their Debentures will receive accrued and unpaid interest thereon.  If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Units in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Units until the Business Day following such Interest Payment Date.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before May 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. Subsequent to May 31, 2009 and on or prior to May 31, 2010, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time at a Redemption Price equal to $1,050 per Initial Debenture.  In addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest. On or after June 1, 2010 and prior to the Maturity Date for the Initial Debentures, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time at a Redemption Price equal to $1,025 per Initial Debenture and, in addition thereto, at the time of redemption, the Trust shall pay to the holder accrued and unpaid interest.  The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Units obtained by dividing the applicable Redemption Price by 95% of the Current Market Price of the Units.  All such redemptions will be made on the terms and conditions described in the Indenture.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Initial Debentures are so repurchased (the "Purchase Offer").  If 90% or more of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Purchase Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an Offer for all of the outstanding Debentures is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the Offer by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire, and the holders are required to sell, the Initial Debentures of those holders who did not accept the Offer for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the Current Market Price of the Units.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Units or the trustee, administrator and other agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Initial Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in Calgary, Alberta and at the office of the Co-transfer Agent in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate.  No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation.  Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

The Indenture and this Debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF VAULT ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 2nd day of May, 2006.

VAULT ENERGY TRUST, by its administrator, VAULT ENERGY INC.

By:
Authorized Signatory

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 7.20% Convertible Unsecured Subordinated Debentures due May 31, 2011 referred to in the Indenture within mentioned.

CANADIAN WESTERN TRUST COMPANY

By:
(Authorized Signing Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _________________________________ whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $_______________ principal amount hereof*) of VAULT ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:  ________________________________________________________________________________________________________________________________________________________

Address of Transferee: ____________________________________________________________________________________________________________________________________________
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________________________________________________________________________________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount to be transferred (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety).

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank, major Canadian trust company or by a member of a recognized Medallion Guarantee Program.  Notarized or witnessed signatures are not acceptable as guaranteed signatures.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:
Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT "1"

TO CDS GLOBAL DEBENTURE

VAULT ENERGY TRUST

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

DUE MAY 31, 2011

Initial Principal Amount: $50,000,000                                                                                                                                                                                                          ISIN: CA 92241AAB94
                                                                                                                                 CUSIP:  92241AAB9

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE TRUST INDENTURE AMONG

VAULT ENERGY TRUST

AND

VAULT ENERGY INC.

AND

CANADIAN WESTERN TRUST COMPANY

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

VAULT ENERGY TRUST

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 7.20% Convertible Unsecured Subordinated Debentures (the "Debentures") of Vault Energy Trust (the "Trust")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the trust indenture (the "Indenture") dated as of May 2, 2006 among the Trust, Vault Energy Inc. and Canadian Western Trust Company (the "Debenture Trustee"), that the aggregate principal amount of $• of Debentures outstanding shall be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $• principal amount of Debentures, being equal to the aggregate of (i) $•  (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price shall be payable upon presentation and surrender of the Debentures called for redemption at one of the following corporate trust offices:

Canadian Western Trust Company
c/o Valiant Trust Company
310, 606 - 4th Street S.W.
Calgary, Alberta  T2P 1T1

Valiant Trust Company
c/o BNY Trust Company of Canada
Suite 1101, 4 King Street West
Toronto, Ontario  M5H 1B6

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures

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in accordance with this notice by issuing and delivering to the holders that number, of Freely Tradeable Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Units.]

No fractional Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Units to which holders are entitled together with the cash equivalent in lieu of fractional Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Units, cash representing the balance of the Redemption Price.

DATED: _________________________

VAULT ENERGY TRUST, by its
administrator, VAULT ENERGY INC.

_______________________________
(Authorized Director or Officer of
Vault Energy Inc.)

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SCHEDULE "C"

TO THE TRUST INDENTURE AMONG

VAULT ENERGY TRUST AND

VAULT ENERGY INC. AND

CANADIAN WESTERN TRUST COMPANY

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

VAULT ENERGY TRUST

7.20% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 7.20% Convertible Unsecured Subordinated Debentures (the "Debentures") of Vault Energy Trust (the "Trust")

And to:	Canadian Western Trust Company (the "Debenture Trustee")

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the trust indenture (the "Indenture") dated as of May 2, 2006 among the Trust, Vault Energy Inc. and the Debenture Trustee that the Debentures are due and payable as of May 31, 2011 (the "Maturity Date") and the Trust elects to satisfy its obligation to pay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by [cash] [issuing and delivering to the holders that number of Freely Tradeable Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Units on the Maturity Date].

No fractional Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Units on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta for delivery to and on account of the holders, of certificates representing the Freely Tradeable Units to which holders are entitled together with the cash equivalent in lieu of fractional Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and, if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Units, cash representing the balance of the principal amount due on the Maturity Date.

DATED:	VAULT ENERGY TRUST, by its administrator, VAULT ENERGY INC.

By:

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SCHEDULE "D"

TO THE TRUST INDENTURE AMONG

VAULT ENERGY TRUST AND

VAULT ENERGY INC. AND

CANADIAN WESTERN TRUST COMPANY

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO:                       VAULT ENERGY TRUST

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 7.20% Convertible Unsecured Subordinated Debentures, bearing Certificate No. _____ irrevocably elects to convert $__________ principal amount* of such Debentures in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Units of Vault Energy Trust issuable upon a conversion be issued and delivered to the Person indicated below.  (If Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

*	If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE:
If Units are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 Canadian chartered bank, a major Canadian trust company or by a member of a recognized Medallion Guarantee Program.  The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Units are to be issued, delivered and registered)

Name: ________________________________________

_____________________________________________
(Address)

_____________________________________________
(City, Province and Postal Code)

Name of guarantor: _______________________________

Authorized signature: _____________________________

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SCHEDULE "E"

TO THE TRUST INDENTURE AMONG

VAULT ENERGY TRUST AND

VAULT ENERGY INC. AND

CANADIAN WESTERN TRUST COMPANY

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Canadian Western Trust Company, as Debenture Trustee in connection with the 7.20% Convertible Unsecured Subordinated Debentures of Vault Energy Trust

AND TO:	BNY Trust Company of Canada, as Co-transfer Agent in connection with the 7.20% Convertible Unsecured Subordinated Debentures of Vault Energy Trust

The undersigned (a) acknowledges that the sale of the securities of Vault Energy Trust (the "Trust") to which this declaration relates its being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:	By:

Name:

Title:

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